UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2025

☐   Transition Report on Form 10-K

☐   Transition Report on Form 20-F

☐   Transition Report on Form 11-K

☐   Transition Report on Form 10-Q

☐   Transition Report on Form N-SAR

For the Transition Period Ended: _______________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Grown Rogue International Inc.
Full name of registrant:

N/A
Former name if applicable:

550 Airport Road
Address of principal executive office (Street and number):

Medford, Oregon, 97504
City, state and zip code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

Grown Rogue International, Inc. (the “Registrant”) ceased to qualify as a “foreign private issuer” as defined under Rule 3b-4 of the Securities Exchange Act of 1934, as amended, and beginning as of January 1, 2026 has become subject to the reporting requirements applicable to U.S. domestic issuers. The Registrant's management has been working to finalize the accounting adjustments required by its initial transition from International Financial Reporting Standards (“IFRS”) to U.S. Generally Accepted Accounting Principles (“U.S. GAAP”), and, consequently, the Registrant is unable to file its Annual Report on Form 10-K within the prescribed time period without unreasonable effort or expense. The Registrant expects to be able to file within the additional time allowed by this Form.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Andrew Marchington	458	226-2662
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Previously, as a “foreign private issuer,” the Registrant's financial statements were prepared in accordance with IFRS. As the Registrant no longer qualifies as a “foreign private issuer,” it is now required to prepare its consolidated financial statements in accordance with U.S. GAAP. Due to differences in accounting treatments between IFRS and U.S. GAAP, certain amounts historically reported for the Registrant's financial position, operating results, and cash flows under IFRS will change under U.S. GAAP standards, and therefore, will be incomparable to amounts previously reported under IFRS for all previous periods.

Grown Rogue International Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 30, 2026	By:	/s/ Andrew Marchington
		Name:	Andrew Marchington
		Title:	Chief Financial Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001).